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March 21, 2017

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Citi Trends, Inc. (the “Company”) Preliminary Proxy Statement filed on Schedule 14A (the “Proxy Statement”) PREC14A filing made on March 17, 2017 by Macellum Advisors GP, LLC et al. File No. 000-51315

Dear Mr. Orlic:

We acknowledge receipt of the oral comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with regard to the above-referenced matter (the “Staff Comments”). We have reviewed the Staff Comments with our client, Macellum Advisors GP, LLC and its affiliates (collectively, “Macellum”), and the other participants in its solicitation and provide the following response on their behalf. For ease of reference, the Staff Comments are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

1.	Under Proposal No. 1 Election of Directors, please revise your disclosure to clarify that Macellum will only substitute nominees, to the extent not prohibited under the Bylaws and applicable law, those Nominees that will not serve “for good cause”.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

2.	Under Voting and Proxy Procedures— Quorum; Broker Non-Votes; Discretionary Voting, please revise your disclosure to state that all proposals are non-discretionary.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly.

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O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 21, 2017

The Staff is invited to contact the undersigned with any additional comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Elizabeth Gonzalez-Sussman

Elizabeth Gonzalez-Sussman

cc:	Jonathan Duskin Macellum Advisors GP, LLC